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BDO Advisory Pte Ltd
21 Merchant Road #05-01
Royal Merukh S.E.A. Building
Singapore 058267

Date: 12 March 14

The Directors
M-Power Food Industries Pte Ltd
76 Playfair Road
#03-06 LHK2 Building
Singapore 367996

Attention: Sam Paul Dang

Dear Sirs

**RE: Representation letter to disclose the indicative corporate valuation report dated 4 March 2014**

We refer to your letter of 7 March 2014 (Your Ref. SD/MPG/0314-LET02).

We are pleased to confirm that we consent the disclosure of the indicative corporate valuation report dated 4 March 2014 for the sole purpose stated in your letter. Also, please be mindful of the limitations of the valuation report:

- For valuation purposes, we have relied on the financial information provided by you. We have not audited these data and express no opinion or other form of assurance regarding the accuracy or fairness of presentation.
- You provided five-year forecasts for the operation including future expansion plan for Malaysia market. We do not provide assurance on the achievability of the results forecasted by the company because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions by you.

Yours faithfully

BDO Advisory Pte Ltd

BDO Advisory Pte Ltd